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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                SCHEDULE 14D-9
         Solicitation/Recommendation Statement Under Section 14(d)(4)
                    of the Securities Exchange Act of 1934

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                            VASTAR RESOURCES, INC.
                           (Name of Subject Company)


                            VASTAR RESOURCES, INC.
                     (Name of Person(s) Filing Statement)

                    Common Stock, par value $0.01 Per Share
                        (Title of Class of Securities)

                                   922380100
                     (CUSIP Number of Class of Securities)

                                Albert D. Hoppe
                 Vice President, General Counsel and Secretary
                            Vastar Resources, Inc.
                             15375 Memorial Drive
                             Houston, Texas 77079
                           Telephone: (281) 584-6027

                               Charles M. Nathan
                    Fried Frank Harris Shriver and Jacobson
                              One New York Plaza
                           New York, New York 10004
                           Telephone: (212) 859-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing
Statement)


  [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.*

  *This Schedule 14d-9 relates to the proposed offer by BP Amoco p.l.c.
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            Vastar Resources, Inc.
            -------------------------------------------------------------------
[VASTAR LOGO]

            15375 Memorial Drive
            Houston, Texas 77079
            281 584-6027
            281 584-3492 Fax

            Albert D. Hoppe
            Vice President,
            General Counsel
            and Secretary

April 28, 2000

To: Vastar Resources, Inc. Stockholders of Record as of March 20, 2000

   The Board of Directors of Vastar Resources, Inc. has voted to postpone Vastar's annual meeting of stockholders, pending future developments related to BP Amoco p.l.c.'s announced intention to acquire the publicly traded shares of Vastar. The meeting was originally scheduled for May 17, 2000. A new meeting date has not yet been set. Appropriate notice and proxy materials will be sent to you in advance of any rescheduled stockholders' meeting.

                                          Yours truly,

                                          [SIGNATURE OF ALBERT D. HOPPE]
                                          Albert D. Hoppe


   As previously announced on March 16, 2000, BP Amoco advised Vastar's board of its intention to commence a tender offer for the minority stockholding of the company. Vastar shareholders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer when they become available, as these statements will contain important information relating to the tender offer. Shareholders will be able to obtain these statements and any amendments thereto and other filed documents for free at the Internet website maintained by the Securities and Exchange Commission at www.sec.gov. In addition, Vastar Resources, Inc. will make the solicitation/recommendation statement and any amendments thereto available for free to Vastar's shareholders. Please direct your request for the solicitation/recommendation statement to Ellen DeSanctis, Manager of Investor Relations and Corporate Communications, Vastar Resources, Inc., 15375 Memorial Drive, Houston, Texas 77079, Telephone (281) 584-3477.